

December 14, 2010

Mr. Bing Zhu
Chief Financial Officer
Chemspec International Limited
No. 200, Wu Wei Road
Shanghai 200331, People's Republic of China

Re: Form 20-F for the Year Ended December 31, 2009
Form 6-K filed on November 12, 2010
File No. 1-34368

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 63

Impairment of Long-Lived Assets, page 64

2. Given that property, plant and equipment represents approximately 44% of your total
    assets at December 31, 2009, please expand your disclosures regarding your
    impairment considerations by addressing the following:
    • Please disclose how you group these assets for purposes of considering whether
      an impairment exists. Refer to ASC 360-10-35-23 through 25;
    • Please disclose how you determine when these assets should be tested for
      impairment, including what types of events and circumstances indicate
      impairment, and how frequently you evaluate for these types of events and
      circumstances; and
    • To the extent that any of these assets or asset groups have expected undiscounted
      future cash flows that are not substantially in excess of the carrying values and to
      the extent that an impairment of these asset amounts, in the aggregate or
      individually, could materially impact your operating results or total shareholders'
      equity, please provide the following disclosures related to those assets or asset
      groups:
      o The percentage by which the undiscounted cash flows exceed the carrying
         value;
      o The carrying value of these assets;
      o A description of the assumptions that drive the undiscounted cash flows;
      o A discussion of the uncertainty associated with the key assumptions. For
         example, to the extent that you have included assumptions in your
         projected cash flow model that materially deviate from your historical
         results, please include a discussion of these assumptions; and
      o A discussion of any potential events and/or circumstances that could have
         a negative effect on the undiscounted cash flows.
    Please refer to Sections 216 and 501.14 of the Financial Reporting Codification
    for guidance.

Inventory, page 64

3. Given that inventory represents approximately 34% of your total assets as of
    December 31, 2009, please consider what quantitative disclosures can be provided to
    convey to investors any risks associated with the realizability of your inventories and
    the likelihood as to whether additional charges may need to be recorded. As such,
    please consider including an analysis of inventory turnover rates for each period
    presented along with an explanation of any material variances. Refer to Section
    501.13 of the Financial Reporting Codification for guidance.

Financial Statements

Notes to the Financial Statements

Note 10. Earnings per Share, page F-26

4. For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted EPS because they were anti-dilutive.

Note 20. Acquisitions and Divestiture, page F-35

(c). Acquisition of a Company Under Common Control, page F-37

5. You acquired 100% of the equity interest in Kangpeng Nong Hua in November 2009 for cash consideration of RMB25,000,000. As Dr. Jianhua Yang held more than a 50% voting ownership interest in you and Kangpeng Nong Hua at the date of the acquisition, it is considered a transaction between entities under common control. Your consolidated financial statements have been retrospectively adjusted to reflect the acquisition since October 8, 2008, which is the earliest date that both entities were under common control. Please help us better understand your accounting of this common control transaction. In this regard, tell us how you arrived at each of the amounts included in the following line items on your Statements of Equity and Comprehensive Income:
    *   Adjustment for the acquisition of Kangpeng Nong Hua during the year ended December 31, 2008;
    *   Acquisition of equity interest in Kangpeng Nong Hua from the Dr. Jianhua Yang during the year ended December 31, 2009; and
    *   Acquisition of noncontrolling interest in Kangpeng Nong Hua during the year ended December 31, 2009.
    Please specifically address how you arrived at each of the amounts in each of these line items, including how you determined how much to allocate to each equity component.

Exhibits 12.1 and 12.2

6. Please file your certifications exactly as set forth in Item 12 in the Instructions as to Exhibits to the Form 20-F. Specifically, please remove the title of the certifying individual in the first sentence of the certification.

Form 6-K Filed on November 12, 2010

7. On November 11, 2010, the Board of Directors received a proposal letter from your
    Chairman and Chief Executive Officer, Mr. Jianhua Yang, to acquire all of your
    outstanding shares not currently owned by Mr. Jianhua Yang, certain members of the
    management, and their affiliates in a going private transaction for $8.00 per American
    Depositary share in cash, subject to certain conditions. Please tell us and disclose the
    business purposes for potentially entering into this transaction from your perspective
    as well as from the perspective of Mr. Jianhua Yang.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        If you have any questions regarding these comments, please direct them to Nudrat
Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202)
551-3769.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief